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                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862

The following text is of a press release issued by Northrop Grumman Corporation on August 24, 2000

Comptek Research, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)


                         Northrop Grumman Contact:  Jim Taft (310) 201-3335

For Immediate Release

NORTHROP GRUMMAN ANNOUNCES RESULTS OF EXCHANGE OFFER
----------------------------------------------------

     LOS ANGELES -- Aug. 24, 2000 -- Northrop Grumman Corporation
(NYSE: NOC) announced today the expiration of its exchange offer for all of the outstanding shares of Comptek Research, Inc. (AMEX: CTK) common stock at an exchange ratio of .2799 shares of Northrop Grumman common stock for each share of Comptek Research. The offer expired at midnight E.D.T. on Wednesday, August 23, 2000.

     Prior to the expiration, approximately 5,876,389 shares of Comptek Research common stock were tendered, exceeding the 66.67 percent required to complete the merger. All shares validly tendered and not properly withdrawn prior to the expiration have been accepted for exchange and will be exchanged for shares of Northrop Grumman common stock and for cash in lieu of fractional shares of Comptek Research common stock.